Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                   Vasogen to Conduct Year-end Conference Call

Toronto, Ontario (February 4, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct its year-end conference call on Thursday, February 7, 2002 at 4:10 p.m. Eastern Time to provide an update on corporate developments. The conference will also be available via audio webcast. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

           ------------------------------ -----------------------------
           Audio Webcast*                             www.vasogen.com
           ------------------------------ -----------------------------
           Direct Dial                                   416-640-4127
           ------------------------------ -----------------------------
           Toll-free                                     888-881-4892
           ------------------------------ -----------------------------

A re-broadcast of the conference call may be accessed by calling:

           ------------------------------ -----------------------------
           Audio Webcast*                             www.vasogen.com
           ------------------------------ -----------------------------
           Direct Dial                                   416-640-1917
                                                    Passcode: 170962#
           ------------------------------ -----------------------------
                                         Windows Media Player required*

      Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.